Exhibit 99.1

REAL MESSENGER HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	As of
	September 30, 2024	March 31, 2024
	(unaudited)	(audited)
ASSETS
Current Assets
Cash	$5,792,882	$597,160
Other current assets	870,501	649,080
Deferred offering costs	376,081	376,081
Total Current Assets	7,039,464	1,622,321

Property and equipment, net	38,061	45,670
Total Assets	$7,077,525	$1,667,991

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Due to related parties - short-term	$95,345	$87,456
Accrued expenses and other liabilities - short-term	202,557	214,746
Total Current Liabilities	297,902	302,202

Convertible promissory notes	12,000,000	5,000,000
Due to related parties - long-term	84,648	17,333
Accrued expenses and other liabilities - long-term	12,575	5,095
Total Liabilities	12,395,125	5,324,630

Shareholders’ Deficit
Class A Ordinary Share (par value $0.0001 per share, 496,000,000 shares authorized; 1,000,000 and 1,000,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively)	100	100
Class B Ordinary Share (par value $0.0001 per share, 4,000,000 shares authorized; 4,000,000 and 4,000,000 shares issued and outstanding of September 30, 2024 and March 31, 2024, respectively)	400	400
Additional paid-in capital	13,038,627	13,038,627
Accumulated deficit	(18,382,140)	(16,746,217)
Accumulated other comprehensive income	25,413	50,451
Total Shareholders’ Deficit	(5,317,600)	(3,656,639)

Total Liabilities and Shareholders’ Deficit	$7,077,525	$1,667,991

Note: Real Messenger Corporation (“RMSG”) completed its previously announced business combination with Nova Vision Acquisition Corp. (Nasdaq: NOVV) (“NOVA”), a publicly traded special purpose acquisition company on November 19, 2024. The business combination was approved at an extraordinary general meeting of NOVA’s shareholders on August 19, 2024. Upon the closing of the business combination, NOVA and Real Messenger Holdings Limited each became a wholly owned subsidiary of RMSG. Beginning November 20, 2024, RMSG’s ordinary shares commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “RMSG” and the warrants commenced trading on Nasdaq under the symbol “RMSGW”.

REAL MESSENGER HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2024	2023
Revenues	$-	$-

Operating Expenses
Sales and marketing expenses	(398,408)	(834,065)
General and administrative expenses	(629,256)	(1,102,619)
Research and development expenses	(568,245)	(631,119)
Total Operating Expenses	(1,595,909)	(2,567,803)

Loss from Operations	(1,595,909)	(2,567,803)

Other income (expense), net
Interest income	34,781	270
Interest expense	(74,795)	-
Total other (expense) income, net	(40,014)	270

Loss Before Income Taxes	(1,635,923)	(2,567,533)

Income tax expense	-	-

Net Loss	$(1,635,923)	$(2,567,533)

Other Comprehensive (Loss) Income:
Foreign currency translation adjustment	(25,038)	387
Comprehensive Loss	$(1,660,961)	$(2,567,146)

Weighted Average Number of Ordinary Shares Outstanding
Basic and Diluted	5,000,000	4,000,000

Loss per Share
Basic and Diluted	$(0.33)	$(0.64)